UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                 Petrobras International Finance Company - PIFCo
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)



                                 Cayman Islands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                     Anderson Square Building, P.O. Box 714
--------------------------------------------------------------------------------
                            George Town, Grand Cayman
                             Cayman Islands, B.W.I.
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F x                    Form 40-F
                          ---                            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                            No x
                    ---                           ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

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                             UNDERWRITING AGREEMENT


                                      Among


                    PETROBRAS INTERNATIONAL FINANCE COMPANY,

                      PETROLEO BRASILEIRO S.A. --PETROBRAS

                                       and

                            BEAR, STEARNS & CO. INC.,

                                   Relating to

                                     PIFCo's

                                U.S.$250,000,000

                          9.125% Global Notes Due 2013

                               September 11, 2003


================================================================================

                                TABLE OF CONTENTS

                                                                           Page

SECTION 1. Representations and Warranties.....................................2

SECTION 2. Purchase and Sale.................................................12

SECTION 3. Delivery and Payment..............................................13

SECTION 4. Offering by Underwriter...........................................13

SECTION 5. Covenants.........................................................13

SECTION 6. Conditions to the Obligations of the Underwriter..................17

SECTION 7. Reimbursement of Expenses.........................................23

SECTION 8. Indemnification and Contribution..................................23

SECTION 9. Termination.......................................................26

SECTION 10. Representations and Indemnities to Survive.......................26

SECTION 11. Notices..........................................................26

SECTION 12. Successors.......................................................26

SECTION 13. Jurisdiction.....................................................27

SECTION 14. Governing Law....................................................27

SECTION 15. Currency.........................................................27

SECTION 16. Waiver of Immunity...............................................27

SECTION 17. Counterparts.....................................................28

SECTION 18. Entire Agreement.................................................28

SECTION 19. Headings.........................................................28

                PETROBRAS INTERNATIONAL FINANCE COMPANY -- PIFCo

                                U.S.$250,000,000
                          9.125% Global Notes Due 2013

                             Underwriting Agreement
                             ----------------------

                                                              September 11, 2003

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York  10179

Ladies and Gentlemen:

                  Petrobras International Finance Company, a company organized under the laws of the Cayman Islands ("PIFCo") and a wholly-owned subsidiary of Petroleo Brasileiro S.A. - Petrobras, a sociedade de economia mista ("Petrobras" and, collectively with PIFCo, the "Companies") organized and existing under the laws of the Federative Republic of Brazil ("Brazil"), proposes to issue and sell to Bear, Stearns & Co. Inc. (the "Underwriter") U.S.$250,000,000 principal amount of its 9.125% Global Notes Due 2013 (the "Notes"). The Notes are to be issued under the indenture (the "Original Indenture") dated July 19, 2002 between PIFCo and JPMorgan Chase Bank, as trustee (the "Trustee"), as supplemented by the Amended and Restated Second Indenture Supplement (the "Indenture Supplement", and together with the Original Indenture, the "Indenture") to be dated the Closing Date (as defined herein) between PIFCo and the Trustee. The Notes to be issued by PIFCo will be evidenced initially by one or more Registered Global Notes (each a "Global Note") representing the Notes sold or resold pursuant to a registration statement on Form F-3 under the Securities Act of 1933, as amended (the "Securities Act"), initially dated July 5, 2002 and as amended on July 19, 2002 and further amended on August 14, 2002, filed with the Securities and Exchange Commission (the "Commission") (File No. 333-92044) covering the registration of the Notes under the Securities Act and including the related base prospectus in the form dated August 14, 2002 at the time such registration statement was declared effective by the Commission (the "Base Prospectus"). Such registration statement (including the Base Prospectus), as amended to the date hereof (including any post-effective amendment that includes a prospectus or prospectus supplement), together with any documents incorporated by reference therein are hereinafter referred to as the "Registration Statement." References to the "effective date" of the Registration Statement shall be deemed to refer to the date the Registration Statement was declared effective by the Commission.

                  All of PIFCo's obligations under the Notes will have the benefit of certain credit support provided by Petrobras, in the form of an Amended and Restated Standby Purchase Agreement (the "Amended and Restated Standby Purchase Agreement") to be dated the Closing Date between it and the Trustee, pursuant to which Petrobras will agree, subject to certain conditions, to purchase from the holders of the Notes their rights to receive payments from PIFCo in respect of principal, interest and other amounts due on or with respect to the Notes if not paid by PIFCo within specified time periods. Terms not otherwise defined herein are used as defined in the Indenture.

                  SECTION 1. Representations and Warranties. Each of the Companies jointly and severally represents and warrants to the Underwriter as set forth below:

                  (a) The Companies and the transactions contemplated in this Underwriting Agreement in connection with the offer and sale of the Notes meet the requirements set forth in Form F-3 under the Securities Act for use of the Registration Statement in connection with the offering of the Notes that are the subject of this Agreement.

                  (b) Petrobras and PIFCo have filed the Registration Statement with the Commission, the Registration Statement has been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement (including the Base Prospectus) is in effect and no proceedings for such purposes are pending or, to the best of the Companies' knowledge, threatened by the Commission.

                  (c) Petrobras and PIFCO confirm their intention to file with the Commission pursuant to Rule 424(b) under the Securities Act a final form of supplement to the Base Prospectus (the "Final Prospectus Supplement") to be dated as of the date hereof relating to the Notes and the distribution thereof. The Base Prospectus as supplemented by the Final Prospectus Supplement in the form in which it shall be filed with the Commission pursuant to Rule 424(b), together with any documents incorporated by reference therein, is herein referred to as the "Final Offering Document."

                  (d) Each of the Companies has filed all the documents required to be filed by it with the Commission pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), including but not limited to the annual reports on Form 20-F for the year ended December 31, 2002 and Forms 6-K in connection with their respective financial statements for the three months ended March 31, 2003 and for the six months ended June 30, 2003. Each document filed or to be filed by the Companies under the Exchange Act complied and will comply when so filed in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the Commission and the documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Final Offering Document, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

                  (e) The Original Indenture has been, and the form of Indenture Supplement and the form of Amended and Restated Standby Purchase Agreement, as of the Closing Date, will be, qualified under the Trust Indenture Act of 1939, as amended (the "TIA"), and all filings and other actions required under the TIA to permit the use of the Indenture, the issuance of the Notes thereunder and the execution by Petrobras and the Trustee of the Amended and Restated Standby Purchase Agreement have been made and taken prior to the date hereof.

                  (f) Prior to the termination of the offering of the Notes, neither Petrobras nor PIFCo has filed any amendment to the Registration Statement or supplement to the Final Offering Document which shall not have previously been furnished to the Underwriter or of which the Underwriter shall not previously have been advised or to which any Underwriter shall have reasonably objected in writing.

                  (g) Each of the Registration Statement, as amended, as of the time it became effective under the Securities Act, and the Final Offering Document as amended or supplemented as of the date hereof and as of the Closing Date, contained, contains and will contain all disclosures required under applicable laws, including the Securities Act and the rules and regulations thereunder. Neither (i) the Registration Statement, as amended, as of the time it became effective under the Securities Act or (ii) the Final Offering Document as amended or supplemented as of the date hereof and as of the Closing Date (including, for this purpose, documents incorporated by reference therein) contains or will contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Companies do not make any representation or warranty as to the information contained in or omitted from the Registration Statement or the Final Offering Document in reliance upon and in conformity with information furnished in writing to the Companies by any Underwriter, specifically for inclusion therein which shall consist solely of the first and sixth paragraphs under the captions "Plan of Distribution" in the Final Prospectus Supplement.

                  (h) Neither of the Companies is, and after giving effect to the offering and sale of the Notes and the application of the proceeds thereof as described in the Registration Statement and the Final Offering Document will be, an "investment company" or a company "controlled by" an "investment company" as such terms are defined in the United States Investment Company Act of 1940, as amended (the "Investment Company Act"), and the rules and regulations of the Commission promulgated thereunder.

                  (i) Neither of the Companies, nor any of their affiliates, nor any person acting on their behalf (other than the Underwriter, as to which the Companies make no representation or warranty), has paid or agreed to pay to any person any compensation for soliciting another to purchase (i) the Notes or (ii) any other securities of Petrobras or PIFCo within the last 90 days, except in the case of either (i) or (ii) as contemplated by this Underwriting Agreement and the Underwriting Agreement dated June 27, 2003 among the Underwriter, the Companies, Deutsche Bank Securities Inc., Santander Central Hispano Investment Securities Inc and HSBC Securities (USA) Inc.

                  (j) Neither of the Companies, nor any of their affiliates, nor any person acting on their behalf (other than the Underwriter, as to which the Companies make no representation or warranty), has, directly or indirectly, taken any action designed to cause or which has constituted or which might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of either of the Companies to facilitate the initial sale or resale of the Notes under the Exchange Act, or otherwise.

                  (k) PIFCo has been duly incorporated and is validly existing as a limited company in good standing under the laws of the Cayman Islands. Each of PIFCo's subsidiaries has been duly incorporated and is validly existing as a corporation in good standing (to the extent that good standing is applicable under applicable law) under the laws of the jurisdiction in which it was chartered or organized. Each of PIFCo and its subsidiaries has the full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Final Offering Document. PIFCo has the full corporate power and authority to enter into and perform its obligations under this Underwriting Agreement, the Indenture, the Notes and the Amended and Restated Standby Purchase Agreement (collectively, the "Transaction Documents"), to which it is a party, and is duly qualified to do business as a foreign corporation under the laws of each jurisdiction which requires such qualification except where the failure to be so qualified will not have a Material Adverse Effect. For the purposes of this Underwriting Agreement, the term "Material Adverse Effect" shall mean (A) any material adverse effect on the condition (financial or otherwise), results of operation or prospects of either of the Companies, together with their respective consolidated subsidiaries, (B) any material adverse effect on the ability of PIFCo, Petrobras or any other person to perform their respective obligations under any of the Transaction Documents or (C) any material adverse effect on the rights of the Trustee, acting on behalf of the holders of the Notes, or such holders, under any of the Transaction Documents.

                  (l) Petrobras has been duly organized and is validly existing as a sociedade de economia mista in good standing (to the extent that good standing is applicable under applicable law) under the laws of Brazil. Each of Petrobras' Material Subsidiaries has been duly incorporated and is validly existing as a corporation in good standing (to the extent relevant) under the laws of the jurisdiction in which it is chartered or organized. Each of Petrobras and its Material Subsidiaries is licensed (if and to the extent necessary) and has the full corporate power and authority to own or lease, as the case may be, and to operate its properties and to conduct its business as described in the Registration Statement and the Final Offering Document and to enter into and perform its obligations under this Underwriting Agreement and the other Transaction Documents to which it is a party, and is duly qualified or licensed as a foreign corporation in good standing in each jurisdiction which requires such qualification, except, in the case of its Material Subsidiaries other than PIFCo, where the failure to be so qualified will not have a Material Adverse Effect. Petrobras owns, directly or indirectly, all of the outstanding equity interests of PIFCo and its other Material Subsidiaries. For the purposes of this Underwriting Agreement, the term "Material Subsidiary" shall mean, as to any person, any subsidiary of such person which, on any given date of determination, accounts for more than 5% of such person's total assets, as such total assets are set forth on the most recent consolidated financial statements of such person prepared in accordance with U.S. generally accepted accounting principles (or if any such person does not prepare financial statements in U.S. generally accepted accounting principles, consolidated financial statements prepared in accordance with such other generally accepted accounting principles then applicable to such person).

                  (m) All the outstanding shares of capital stock, if any, of each subsidiary of the Companies have been duly and validly authorized and issued and are fully paid and nonassessable except, in the case of the subsidiaries (other than PIFCo), as would not have a Material Adverse Effect, and all outstanding shares of capital stock of the subsidiaries are owned by the Companies, as the case may be, either directly or through wholly-owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

                  (n) The Companies' respective capitalizations are as set forth in the Final Offering Document.

                  (o) There have been no material changes with respect to the matters disclosed in "Item 11. Qualitative and Quantitative Disclosure About Market Risk" in the Form 20-F of Petrobras for the year ended December 31, 2002 except as otherwise specified in the Final Offering Document.

                  (p) This Underwriting Agreement has been duly authorized, executed and delivered by each of the Companies; each of the Indenture, the Amended and Restated Standby Purchase Agreement and each other document executed and delivered in connection therewith to which either of the Companies is party has been duly authorized and, assuming due authorization, execution and delivery thereof by each other party to those Transaction Documents (other than the Companies), when executed and delivered by the Companies, will constitute a legal, valid and binding agreement of the Companies, as the case may be, enforceable against each of the Companies in accordance with its terms (subject, as to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity); and the descriptions of the Transaction Documents in the Registration Statement and the Final Offering Document fairly summarize the rights and obligations of the parties thereto.

                  (q) The Notes have been duly authorized, and, when issued under the Indenture, authenticated by the Trustee and delivered to and paid for by the Underwriter pursuant to this Underwriting Agreement, will have been duly executed, issued and delivered and will constitute legal, valid and binding obligations of PIFCo, enforceable in accordance with their terms, subject, as to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium, or other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity and will be entitled to the benefits provided by the Indenture as described in the Registration Statement and the Final Offering Document.

                  (r) The Notes will constitute the general unsecured and unsubordinated obligations of PIFCo and will rank pari passu in priority of payment and in right of seniority with all other unsecured and unsubordinated obligations of PIFCo that are not, by their terms, expressly subordinated in right of payment to the Notes except for statutory liens and preferences. The obligations of Petrobras under the Amended and Restated Standby Purchase Agreement will constitute the general unsecured and unsubordinated obligations of Petrobras and will rank pari passu in priority of payment and in right of seniority with all other unsecured and unsubordinated obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to the rights of the Trustee under the Amended and Restated Standby Purchase Agreement, except for statutory liens and preferences.

                  (s) No consent, approval, authorization, filing with or order of any court or governmental agency or other regulatory authority or body having jurisdiction over either of the Companies or any of their respective properties or assets in Brazil, the Cayman Islands or elsewhere ("Government Authorities") is required for (i) the valid authorization, issuance, sale and delivery of the Notes, or (ii) the execution, delivery or performance by the Companies of any of their respective obligations under any of the Transaction Documents in the manner contemplated in the Registration Statement and the Final Offering Document, including, without limitation, making any of the applicable payments required to be made after the date hereof under or in respect of any of the Transaction Documents, except for (i) the filing of the Final Prospectus Supplement pursuant to Rule 424(b) under the Securities Act, (ii) such consents as may be required under state or foreign securities or blue sky laws and (iii) such filings or consents as may be required by the by-laws and rules of the National Association of Securities Dealers, Inc. (the "NASD") or NASD Regulation, Inc. ("NASDR") in connection with the use of the Base Prospectus for issuances of securities by the Companies and the purchase and distribution of the Notes by the Underwriter and the confirmation by the NASD that it has no objection with respect to the fairness and reasonableness of the underwriting terms and arrangements, each of which has, to the best knowledge of the Companies, been obtained and is in full force and effect.

                  (t) Neither of the Companies is currently in violation of its charter, by-laws or comparable organizational documents; neither the issuance and sale of the Notes, the execution and delivery of any of the Transaction Documents nor the consummation of any of the transactions described or contemplated therein, nor the fulfillment of the terms thereof will conflict with, or give rise to any right to accelerate the maturity or require the prepayment, repurchase or redemption of any indebtedness under, or result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Companies or any of their subsidiaries pursuant to, (i) the charter, by-laws or comparable organizational documents of either of the Companies or any of their Material Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which either of the Companies or any of their subsidiaries is a party or is bound or to which any of their property or assets is subject or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to either of the Companies or any of their subsidiaries, except in the case of clauses (ii) or (iii) such as could not reasonably be expected to have a Material Adverse Effect.

                  (u) The consolidated historical financial statements of the Companies and their consolidated subsidiaries included in the Final Offering Document, together with the related notes, have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis throughout the periods involved (except as otherwise noted therein) and present fairly in all material respects the financial condition, results of operations and cash flows of the Companies as of the dates and for the periods indicated; the summary financial information set forth under the captions "Summary Financial Information for PIFCo" and "Summary Financial Information for Petrobras" in the Final Offering Document fairly present, on the basis stated in the Final Offering Document, the information included therein. The financial information relating to Perez Companc S.A. and its consolidated subsidiaries set forth in the Final Offering Document fairly present, on the basis stated in the Final Offering Document, the information included therein. Except as disclosed in the Final Offering Document, there has been no material adverse change in the operations, business, property or assets of or in the financial condition of either of the Companies and their consolidated subsidiaries, taken as a whole, since December 31, 2002. The segment data and other financial and statistical information incorporated by reference in the Registration Statement and the Final Offering Document present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are incorporated by reference in the Registration Statement and the Final Offering Document and the books and records of the respective entities presented therein.

                  (v) There are no pro forma or consolidated financial statements or other financial statements or data which are required to be included or incorporated by reference in the Registration Statement and the Final Offering Document in accordance with Regulation S-X under the Securities Act which have not been included as so required.

                  (w) The statistical, industry-related and market-related data included in the Final Offering Document are based on or derived from sources which the Companies reasonably and in good faith believe are reliable and accurate, and such data agree with the sources from which they are derived.

                  (x) Except as set forth or contemplated in the Final Offering Document, neither of the Companies has entered into any transaction or agreement (whether or not in the ordinary course of business) material to either of the Companies individually or the Companies taken as a whole with their consolidated subsidiaries.

                  (y) No action, suit or proceeding by or before any Governmental Authority involving the Companies or any of their subsidiaries or their property or assets is pending or, to the best knowledge of the Companies, threatened, involving or in any way relating to (i) this Underwriting Agreement, any of the other Transaction Documents or the transactions contemplated herein or therein or (ii) any other matter that individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Final Offering Document. Neither the Companies nor any of their subsidiaries is in violation of or in default with respect to any applicable statute (including, without limitation, any applicable provision of the Sarbanes-Oxley Act, including any rules and regulations thereunder or related thereto), rule, writ, injunction, decree, order or regulation of any Governmental Authority having jurisdiction over such Person which is reasonably likely to have a Material Adverse Effect.

                  (z) Each of the Companies and each of their respective subsidiaries has good and marketable title to all of their properties and assets and owns or leases all such properties and assets as are both described in the Final Offering Document and necessary to the conduct of its operations as presently conducted free and clear of any liens, charges, security interests or other encumbrances except such as
         (i) do not materially interfere with the intended use thereof and (ii) could not reasonably be expected to have a Material Adverse Effect. All leases and subleases material to the business of each of the Companies under which either of the Companies holds properties, as described in the Final Offering Document, are in full force and effect; and neither of the Companies has had any notice that any material claim of any sort has been asserted by anyone adverse to the Companies' rights under any leases or subleases mentioned above, or affecting or questioning the rights thereof to the continued possession of the leased or subleased premises under any such lease or sublease, except as would not result in a Material Adverse Effect.

                  (aa) Each of PricewaterhouseCoopers Auditores Independentes and Ernst & Young Auditores Independentes (who have certified the financial statements of the Companies and supporting schedules and information of the Companies and their consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and other financial information included in the Final Offering Document relating to the Companies and their consolidated subsidiaries) and Pistrelli, Henry Martin y Associados S.R.L., a member firm of Ernst & Young (who have delivered their report with respect to the financial information included in the Final Offering Document relating to Petrobras Energia Participaciones S.A. - PEPSA (formerly known as Perez Companc S.A.) and its consolidated subsidiaries) are independent public accountants within the meaning of the Code of Professional Conduct of the American Institute of Certified Public Accountants and the applicable requirements of Regulation S-X under the Securities Act and the Exchange Act and, in the case of PricewaterhouseCoopers Auditores Independentes and Ernst & Young Auditores Independentes, are certified public accountants with respect to the Companies under the standards established by the local authorities in the Cayman Islands and Brazil, and, in the case of Pistrelli, Henry Martin y Associados S.R.L., are certified public accountants with respect to Petrobras Energia Participaciones S.A. - PEPSA (formerly known as Perez Companc S.A.) under the standards established by the local authorities in the Argentine Republic.

                  (bb) Each of the Companies and their respective subsidiaries has filed or caused to be filed all tax returns which to the knowledge of the Companies are required to be filed, and has paid all taxes shown to be due and payable on said returns or on any assessments made against such person or any of its respective properties and all other taxes, assessments, fees or other charges imposed on such person or any of its respective properties by, any Governmental Authority (other than those the amount or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with generally accepted accounting principles have been provided on the books of such person); and no material tax liens or material liens with respect to any assessments, fees or other charges have been filed and, to the knowledge of such person, no material claims are being asserted with respect to any such taxes, assessments, fees or other charges.

                  (cc) The Companies and each of their respective subsidiaries are insured by insurers that the Companies reasonably believe to be financially sound against such losses and risks and in such amounts as are prudent and customary in the businesses and in the geographical regions in which they are engaged, except when the failure to do so would not have a Material Adverse Effect; and neither of the Companies nor any subsidiary thereof has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

                  (dd) No subsidiary of the Companies is currently prohibited, directly or indirectly, from paying any dividends to either of the Companies, from making any other distribution on such subsidiary's capital stock, from repaying to the Companies any loans or advances to such subsidiary from the Companies or from transferring any of such subsidiary's property or assets to the Companies or any other subsidiary of the Companies.

                  (ee) The Companies and their subsidiaries possess all material licenses, certificates, permits and other authorizations issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither of the Companies nor any of their subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could have a Material Adverse Effect.

                  (ff) To ensure the legality, validity, enforceability or admissibility into evidence of any of the Transaction Documents, it is not necessary that any such other document be filed or recorded with any court or other authority in Brazil or the Cayman Islands (other than such authorizations or filings that have already been obtained or made, as applicable), or that any stamp or similar tax be paid in either Brazil or the Cayman Islands on or in respect of any such document, except as provided in the Registration Statement and the Final Offering Document. It is not necessary under the laws of Brazil or the Cayman Islands that any of the holders of the Notes be licensed, qualified or entitled to carry on business in either Brazil or the Cayman Islands by reason of the execution, delivery, performance or enforcement of any of the Transaction Documents.

                  (gg) The Companies and each of their respective subsidiaries each maintain a system of internal accounting and other controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                  (hh) The Companies and their respective subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under the applicable Environmental Laws to conduct their respective businesses and (iii) except as described in the Registration Statement and the Final Offering Document, have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in the case of clauses (i), (ii) and (iii) above where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in the Registration Statement and the Final Offering Document, neither of the Companies nor any of their subsidiaries has been named as a "potentially responsible party" under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, nor has the Company or any such subsidiary been identified as the party responsible or potentially responsible for any breach or violation of any other similar Environmental Law.

                  (ii) In the ordinary course of its business, the Companies periodically review the effect of Environmental Laws on the business, operations and properties of the Companies and their subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Companies have reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect.

                  (jj) The information set forth in the Registration Statement and the Final Offering Document relating to oil and gas reserves, oil and gas wells and any other oil and gas related information required to be disclosed in such Registration Statement and the Final Offering Document has been prepared by the Companies in all material respects on the basis disclosed in the Registration Statement and the Final Offering Document and conforms in all material respects to the requirements of the Securities Act and the Exchange Act, as the case may be.

                  (kk) The indemnification and contribution provisions set forth in Section 8 hereof do not contravene Brazilian or Cayman Islands law or public policy.

                  (ll) The Companies are subject to civil and commercial law in respect of their obligations hereunder and the Companies are not, nor are any of their properties, assets or revenues subject to any right of immunity under Cayman Islands, Brazilian or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Cayman Islands, Brazilian, New York or U.S. federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to its obligations, liabilities or any other matter under or arising out of or in connection herewith; and, to the extent that the Companies or any of their properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated hereby, may at any time be commenced, the Companies have waived or will waive such right to the extent permitted by law and have consented to such relief and enforcement as provided herein.

                  (mm) The submission of the Companies to the non-exclusive jurisdiction of the courts of the Supreme Court of the State of New York, County of New York, and the United States District Court for the Southern District of New York (each, a "New York court") in Section 13 hereof and under each of the Transaction Documents, as applicable, is legal, valid and binding under the laws of Brazil and the Cayman Islands; the appointment of Petrobras' New York office located at 570 Lexington Avenue, 43rd Floor, New York, New York 10022 as its authorized agent for the purpose described in Section 13 below and under each of the other Transaction Documents, as applicable, is legal, valid and binding under the laws of Brazil and the Cayman Islands; and the choice of law provision set forth in Section 14 below and in each Transaction Document, as applicable, is legal, valid and binding under the laws of Brazil and the Cayman Islands.

                  (nn) Any final judgment for any amount payable by the Companies rendered by any court of the State of New York or of the United States located in the State of New York having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Companies based upon any Transaction Document would be declared enforceable against the Companies by the courts of the Cayman Islands or Brazil, as applicable, without re-examination, review of the merits of the cause of action in respect of which the original judgment was given or relitigation of the matters adjudicated upon or payment of any stamp, registration or similar tax or duty, as provided in the provisions for enforcement of foreign judgments set forth in the Final Prospectus.

                  (oo) No part of the proceeds of the sale of the Notes will be used for any purpose that violates the provisions of any of Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

                  (pp) Both presently and immediately after giving effect to the transactions contemplated hereunder, each of the Companies (i) is and will be able to pay its debts as they become due and (ii) is not insolvent as defined under applicable Brazilian bankruptcy, insolvency or similar law or Cayman Islands bankruptcy, insolvency or similar law.

                  (qq) None of the Noteholders, the Underwriter or the Trustee will be deemed resident, domiciled, carrying on business or subject to taxation in Brazil or the Cayman Islands solely by the execution, delivery, performance or enforcement of any of the Transaction Documents or by virtue of the ownership or transfer of a Note or Exchange Note or the receipt of payment thereon assuming that none of such persons is a resident of Brazil or the Cayman Islands or has a permanent establishment or a fixed base in Brazil or the Cayman Islands.

                  (rr) There are no Cayman Islands taxes on or by virtue of the execution or delivery of this Underwriting Agreement, the Indenture, the Notes or any of the other Transaction Documents or any other document to be furnished hereunder or thereunder. Payments to be made by the Companies or any other party to any of the Transaction Documents pursuant to the Transaction Documents will not be subject to Cayman Islands taxes. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of any of the Transaction Documents or the consummation of any of the other transactions described therein or the issuance and sale by PIFCo of the Notes.

                  (ss) There is no tax, levy, impost, deduction, charge or withholding imposed, levied or made by or in Brazil or any political subdivision or taxing authority thereof or therein either (i) on or by virtue of the execution or delivery of this Underwriting Agreement or any of the other Transaction Documents or (ii) on any payment to be made by Petrobras to the Trustee or the holders of the Notes pursuant to the Amended and Restated Standby Purchase Agreement, except with respect to any payment of interest, fees or other income made to a party hereto or thereto outside of Brazil from funds of Petrobras in Brazil each of which currently would be subject to a withholding tax which, as of the date hereof, is levied at the rate of 15%, 25% if the beneficiary is domiciled in a tax haven jurisdiction, or such other lower rate, as it may be contemplated in a bilateral treaty aimed at avoiding double taxation between Brazil and such other country where the recipient of the payment has its domicile. Petrobras is permitted to make all payments pursuant to the Amended and Restated Standby Purchase Agreement free and clear of all taxes, levies, imposts, deductions, charges or withholdings imposed, levied or made by or in Brazil or any political subdivision or taxing authority thereof or therein, and no such payment in the hands of the Trustee will be subject to any tax, levy, impost, deduction, charge or withholding imposed, levied or made by or in Brazil or any political subdivision or taxing authority therein or thereof, in each case except as provided in the immediately preceding sentence. Petrobras intends to make all payments pursuant to this Agreement from funds offshore Brazil. To ensure the legality, validity, enforceability or admissibility in evidence of the Transaction Documents in Brazil, it is not necessary that the Transaction Documents or any other document be filed or recorded with any court or other authority in Brazil, other than the notarization of the signatures of the parties signing outside Brazil, the subsequent consularization (authentication) of the signature of such a notary by a Brazilian consulate official and the subsequent translation of the relevant Transaction Document into Portuguese by a sworn translator.

                  SECTION 2. Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, PIFCo agrees to sell the Notes with an aggregate principal amount of U.S.$250,000,000 to the Underwriter, and the Underwriter agrees to purchase the Notes from PIFCo, at a purchase price of 104.996388889% of the aggregate principal amount of the Notes (the "Purchase Price").

                  SECTION 3. Delivery and Payment. (a) Delivery of and payment for the Notes shall be made at the offices of Shearman & Sterling in New York or such other place as shall be agreed upon by the parties hereto at 10:00 A.M., New York City time, on September 18, 2003, or at such time on such later date as the Underwriter shall designate, which date and time may be postponed by agreement between the Underwriter and PIFCo (such date and time of delivery and payment for the Notes being herein called the "Closing Date"). Delivery of the Notes shall be made to the Underwriter against payment by the Underwriter of U.S.$261,365,972.22 (the "Net Proceeds") to or upon the order of PIFCo by wire transfer payable in immediately available funds to the account specified in writing by PIFCo not less than three Business Days prior to the Closing Date. The Net Proceeds shall represent an amount equal to (i) U.S.$262,490,972.22 as the Purchase Price less (ii) an amount payable to the Underwriter equal to .45% of the U.S.$250,000,000 aggregate principal amount of the Notes to be issued on the Closing Date or U.S.$1,125,000 (the "Selling Commission"). Delivery of the Notes shall be made through the facilities of The Depository Trust Company unless the Underwriter shall otherwise instruct.

                  (b) PIFCo agrees to arrange to have the Notes available for inspecting, checking and packaging by the Underwriter in New York, New York not later than 1:00 p.m. on the Business Day prior to the Closing Date.

                  (c) For the purposes of this Underwriting Agreement, the term "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the City of New York are authorized or obligated by law, executive order or regulation to close.

                  SECTION 4. Offering by Underwriter. The Underwriter represents and warrants to and agrees as to itself with the Companies that:

                  (a) Except as set forth in the Final Offering Document, the Underwriter will not engage in any activity that reasonably can be expected to cause or result, under the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of PIFCo or Petrobras to facilitate the sale or resale of the Notes.

                  (b) The Underwriter shall offer the Notes for sale to the public upon the terms and conditions set forth in the "Plan of Distribution" section in the Final Offering Document.

                  SECTION 5. Covenants. The Companies agree with the Underwriter that:

                  (a) The Companies will furnish to the Underwriter and to counsel for the Underwriter, without charge, during the period referred to in paragraph (d) below, as many copies of the Registration Statement and the Final Offering Document and any amendments and supplements thereto (in each case including all exhibits filed therewith and all documents incorporated therein not previously furnished to the Underwriter) as any Underwriter may reasonably request, including the delivery of copies of the Final Prospectus Supplement to the Underwriter, one of which shall be signed by a duly authorized officer of the Companies.

                  (b) The Companies will not amend or supplement, during the period specified in (d) below, the Registration Statement or the Final Offering Document without the prior written consent of the Underwriter, which consent will not be unreasonably withheld.

                  (c) The Companies will notify the Underwriter in writing immediately (i) of any request by the Commission for any amendment of or supplement to the Registration Statement or the Final Offering Document or for any additional information, (ii) of the Companies' intention to file or prepare any supplement or amendment to the Registration Statement or the Final Offering Document, (iii) of the mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the Final Offering Document, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or of the initiation, or the threatening, of any proceedings therefor, (v) of the receipt of any comments from the Commission, and (vi) of the receipt by the Companies of any notification with respect to the suspension of the qualification of the Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Commission shall propose or enter a stop order at any time, the Companies will make every reasonable effort to prevent the issuance of any such stop order and, if issued, to obtain the prompt lifting of such order.

                  (d) If, during such period after the commencement of the offering of the Notes the Underwriter or any dealer is required by law to deliver a prospectus, any event occurs as a result of which the Final Offering Document, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Final Offering Document to comply with applicable law, the Companies promptly (i) will notify the Underwriter of any such event, (ii) subject to the requirements of paragraph (b) of this Section 5, will prepare an amendment or supplement that will correct such statement or omission or effect such compliance and (iii) will supply any supplemented or amended Final Offering Document to the Underwriter and counsel for the Underwriter, without charge, in such quantities as such Underwriter may reasonably request.

                  (e) PIFCo will (i) prepare the Final Prospectus Supplement in form reasonably satisfactory to the Underwriter, (ii) file the Final Prospectus Supplement with the Commission pursuant to Rule 424(b) within 2 Business Days of the date hereof and (iii) advise the Underwriter promptly of the filing of the Final Prospectus Supplement pursuant to Rule 424(b) or otherwise and of any amendment or supplement to the Final Offering Document or Registration Statement or of official notice of institution of proceeding for, or the entry of, a stop order suspending the effectiveness of the Registration Statement and, if such a stop order should be issued, make every reasonable effort to obtain the prompt lifting thereof.

                  (f) The Companies will promptly deliver to the Underwriter's counsel a signed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith, and will maintain in the Companies' files manually signed copies of such documents for at least five years after the date of filing.

                  (g) PIFCo will arrange, if necessary, for the qualification of the Notes for sale by the Underwriter under the laws of such jurisdictions as the Underwriter may designate and will maintain such qualifications in effect so long as required for the completion of the distribution of the Notes; provided, however, that in no event shall the Companies be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Notes, in any jurisdiction where it is not now so subject. The Companies will promptly inform the Underwriter, and shall confirm such information in writing, of the receipt by either of the Companies of any notification with respect to the suspension of the qualification of the Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Companies will file such statements and reports as may be required by the laws of each jurisdiction in which the Notes have been qualified or registered as provided above.

                  (h) Prior to the completion of the distribution of the Notes by the Underwriter (as determined by the Underwriter), the Companies will not, and will not permit any of their affiliates to, acquire any Notes.

                  (i) The Companies will cooperate with the Underwriter and will take all such action as is necessary to permit the Notes to be eligible for clearance and settlement through DTC.

                  (j) Neither of the Companies will, for so long as the Notes are outstanding, be or become, or be or become owned by, an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act, and will not be or become, or be or become owned by a closed-end investment company required to be registered but not registered thereunder.

                  (k) The Companies will not for a period of 45 days following the date hereof, without the prior written consent of the Underwriter, offer, sell or contract to sell, or otherwise dispose of or enter into any transaction which is designed to, or could reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Companies or any of their affiliates or any person in privity with the Companies or any of their affiliates, directly or indirectly, or announce the offering of, or file a registration statement for, any debt securities substantially similar to the Notes issued or guaranteed by the Companies (other than the Notes, any export credit agency loans and trade-related facilities).

                  (l) The Companies will not and will request their affiliates not to offer, sell or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Securities Act) the offering of which security could be integrated with the sale of the Notes.

                  (m) The Companies will not take, directly or indirectly, any action designed to or which has constituted or which could reasonably be expected to cause or result, under the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of PIFCo or Petrobras to facilitate the sale or resale of the Notes.

                  (n) PIFCo will use the net proceeds received by it from the sale of the Notes in the manner specified in the Final Prospectus under the caption "Use of Proceeds."

                  (o) Prior to the Closing Date, neither of the Companies nor their affiliates will issue any press release or other communications directly or indirectly or hold any press conference relating to the Notes, without the Underwriter's prior written consent (which shall not be unreasonably withheld), unless in the judgment of either of the Companies and its counsel, and after notification to the Underwriter, such press release or communication is required by law or except as issued or held, as the case may be, in accordance with the applicable regulations promulgated under the Securities Act.

                  (p) The Companies will pay any stamp, issue, registration, transaction or similar documentary taxes and duties, including interest and penalties, payable on or in connection with the creation, issue and offering of the Notes, or the execution or delivery of the Transaction Documents or the enforcement by the Underwriter of this Underwriting Agreement against the Companies or any transaction carried out pursuant to this Underwriting Agreement; and, in addition to any amount payable by it under this Underwriting Agreement, any value-added, turnover or similar tax payable in respect of that amount (and references in this Underwriting Agreement to such amount shall be deemed to include any such taxes so payable in addition to it and express mention of such payment of any taxes (if applicable) in any provisions hereof shall not be construed as excluding such payment of any taxes in those provisions hereof where such express mention is not made); the Companies will indemnify the Underwriter against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, reasonable legal fees) which the Underwriter may incur or which may be made against such Underwriter arising out of or in relation to or in connection with any failure to pay or delay in paying any such taxes.

                  (q) Neither the sale of the Notes nor the use of the proceeds thereof will violate any regulation of the United States Treasury Department contained in 31 C.F.R., Chapter V Subpart B, as amended, or Executive Orders 12722 and 12724 (55 Fed. Reg. 31803 and 55 Fed. Reg. 33089) Blocking Iraqi Government Property and Prohibiting Transactions with Iraq or the International Money Laundering Statement and Financial Anti-Terrorism Act of 2001.

                  (r) The Companies will furnish a copy of each amendment of the Transaction Documents to the Underwriter at the Underwriter's address set forth in Section 11 hereof.

                  (s) The Companies agree to pay all costs and expenses relating to the offering of Notes, including, without limitation, (i) the fees and expenses of the Companies' accountants and counsel (including Brazilian, Cayman Islands and United States counsel), (ii) the preparation, printing or reproduction of the Final Offering Documents and all amendments or supplements and all expenses in connection with the filing of the Final Offering Documents and any and all amendments and supplements thereto with the Commission, (iii) the filing fees incident to, and the fees and disbursements of counsel for the Underwriter in connection with, securing any required review by the NASD of the terms of the offering of the Notes, (iv) the fees and expenses of the Trustee and any registrars and paying agent contemplated in the Indenture, (v) the transportation and other expenses incurred by or on behalf of Companies' personnel and all expenses incurred by the Underwriter, in both cases in connection with "road show" presentations to prospective purchasers of the Notes, (vi) the costs of delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Final Offering Document, and all amendments or supplements thereto, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Notes, (vii) the preparation, printing, authentication, issuance and delivery of certificates for the Notes, including any stamp, transfer or other similar taxes in connection with the original issuance and sale of the Notes, (viii) the printing (or reproduction) and delivery of this Underwriting Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Notes,
         (ix) any registration or qualification of the Notes for offer and sale under the securities or blue sky laws of the several states (including filing fees but not including the fees and expenses of counsel for the Underwriter relating to such registration and qualification), (x) subject to receipt of reasonable documentation, the fees and expenses of U.S. and international counsel to the Underwriter and reasonable out-of-pocket costs and expenses incurred in connection with any of the transactions contemplated herein and (xi) all other costs and expenses incident to the performance by PIFCo and Petrobras of their obligations hereunder and under any of the various transaction documents entered into in connection with the Notes; it being understood and agreed that all amounts payable hereunder shall be paid in U.S. dollars and free and clear of, and without any deduction or withholding for or on account of, any current or future taxes, levies, imposts, duties, charges or other deductions or withholdings levied in any jurisdiction from or through which payment is made, unless such deduction or withholding is required by applicable law, in which event the Companies will pay additional amounts so that the persons entitled to such payments will receive the amount that such persons would otherwise have received but for such deduction or withholding.

                  SECTION 6. Conditions to the Obligations of the Underwriter. The obligations of the Underwriter to purchase the Notes shall be subject to the following conditions:

                  (a) The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect on the Closing Date and no proceedings for that purpose shall be pending before, or threatened by, the Commission on the Closing Date.

                  (b) PIFCo and Petrobras shall have filed the Final Prospectus Supplement with the Commission pursuant to Rule 424(b) within 2 Business Days of the date hereof.

                  (c) On or prior to the Closing Date (i) a certified copy of the Original Indenture and (ii) a certified copy of a signed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith shall have been delivered to the Underwriter.

                  (d) On or prior to the Closing Date, the following shall have been executed and delivered to the Underwriter, each dated the Closing
         Date:

                      (i) the Indenture Supplement duly executed and delivered
                  by PIFCo and the Trustee in form and substance reasonably acceptable to the Underwriter;

                      (ii) a Registered Global Note, in the form attached to the
                  Indenture, duly executed and delivered by PIFCo and duly authenticated by the Trustee in accordance with the Indenture, in the aggregate principal amount equal to U.S.$250,000,000, and otherwise in form and substance reasonably acceptable to the Underwriter; and

                      (iii) the Amended and Restated Standby Purchase Agreement
                  duly executed and delivered by Petrobras and the Trustee in form and substance reasonably acceptable to the Underwriter.

                  (e) All of the applicable taxes, fees and other charges due and owing in connection with the execution and delivery of the Transaction Documents shall have been paid.

                  (f) The Underwriter shall have received:

                      (i) from each of PricewaterhouseCoopers Auditores
                  Independentes and Ernst & Young Auditores Independentes independent public accountants for the Companies (x) on the date hereof, a comfort letter dated the date hereof addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, concerning the financial statements and certain information with respect to the Companies set forth in the Final Offering Document (including the documents incorporated by reference therein) and (y) on the Closing Date, a "bring down" comfort letter, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriter.

                      (ii) from Pistrelli, Henry Martin y Associados S.R.L., a
                  member firm of Ernst & Young, independent public accountants for Petrobras Energia Participaciones S.A. - PEPSA (formerly known as Perez Companc S.A.) (x) on the date hereof, a comfort letter dated the date hereof addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, concerning the financial information with respect to Petrobras Energia Participaciones S.A. - PEPSA (formerly known as Perez Companc S.A.) and its consolidated subsidiaries set forth in the Final Offering Document (including the documents incorporated by reference therein) and (y) on the Closing Date, a "bring down" comfort letter, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriter.

                  (g) The National Association of Securities Dealers, Inc. shall have approved the underwriting arrangements contemplated herein and the Notes shall be eligible for clearance and settlement through DTC.

                  (h) PIFCo shall have furnished to the Underwriter a certificate of PIFCo, signed by an authorized officer of PIFCo acceptable to the Underwriter, dated the Closing Date and in form and substance reasonably satisfactory to the Underwriter certifying:

                      (i) that the conditions set forth in subsections (a), (b)
                  and (c) of this Section 6 have been satisfied;

                      (ii) that no stop order suspending the effectiveness of
                  the Registration Statement, the Final Offering Document or any amendment thereto has been issued and no proceedings therefor have been initiated or threatened by the Commission;

                      (iii) that the representations and warranties of PIFCo in
                  this Underwriting Agreement and any of the other Transaction Documents to which it is a party are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date, and PIFCo has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

                      (iv) that since the date of the most recent financial
                  statements included in the Final Offering Document (exclusive of any amendment or supplement thereto), there has been no material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of PIFCo and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated by the Final Offering Document (exclusive of any amendment or supplement thereto);

                      (v) that no Default or Event of Default (or other event
                  that with the passage of time or notice, or both, will ripen into a Default or an Event of Default) under the Notes or the Indenture has occurred and is continuing as of the Closing Date;

                      (vi) as to the incumbency of the officers or
                  representatives of PIFCo signing the applicable Transaction Documents and the other documents delivered hereunder and thereunder on behalf of PIFCo and containing specimen signatures thereof;

                      (vii) that the Memorandum and Articles of Association of
                  PIFCo have not been amended and is in full force and effect, copies of which shall be attached to such certificate; and

                      (viii) that the copy of the Original Indenture attached to the certificate is a true and correct copy thereof.

                  (i) Petrobras shall have furnished to the Underwriter a certificate, signed by an authorized officer of Petrobras acceptable to the Underwriter, dated the Closing Date and in form and substance reasonably satisfactory to the Underwriter, certifying:

                      (i) that the representations and warranties of Petrobras
                  in this Underwriting Agreement and any of the other Transaction Documents to which it is a party are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date, and Petrobras has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

                      (ii) that since the date of the most recent financial
                  statements included in the Final Offering Document (exclusive of any amendment or supplement thereto), there has been no material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of Petrobras and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated by the Final Offering Document (exclusive of any amendment or supplement thereto);

                      (iii) that no Default or Event of Default (or other event
                  that with the passage of time or notice, or both, will ripen into a Default or an Event of Default) has occurred and is continuing as of the Closing Date;

                      (iv) as to the incumbency of the officers or
                  representatives of Petrobras signing the applicable Transaction Documents and the other documents delivered hereunder and thereunder on behalf of Petrobras and containing specimen signatures thereof; and

                      (v) that the Estatuto Social of Petrobras has not been
                  amended and is in full force and effect, copies of which shall be attached to such certificate.

                  (j) The Trustee shall have furnished to the Underwriter a certificate of the Trustee, signed by an authorized officer of the Trustee acceptable to the Underwriter, dated the Closing Date, (i) stating that the Trustee is a banking corporation organized and validly existing under the laws of the State of New York and that its principal office and place of business is not located in the Cayman Islands or Brazil, (ii) regarding the authority of the Trustee to enter into the Transaction Documents to which it is a party and to execute all documents related thereto and (iii) regarding the incumbency of its officers executing such documents.

                  (k) Subsequent to the date hereof and on or prior to the Closing Date, there shall not have been any decrease in the rating of any of the Companies' debt securities by any "nationally recognized statistical rating organization" (as defined for the purposes of Rule 436(g) under the Securities Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of such possible change, or any withdrawal of any such rating.

                  (l) Subsequent to the date hereof and on or prior to the closing of the issuance of the Notes, no legislation shall have been enacted by either house of the United States or Brazilian congress or any national legislative body in the Cayman Islands or by any state legislature, no other action shall have been taken by any Governmental Authority, whether by order, regulation, rule, ruling or otherwise, and no decision shall have been rendered by any court of competent jurisdiction in the United States, Brazil, the Cayman Islands or any other country, which would have a Material Adverse Effect.

                  (m) On the Closing Date, none of the events listed below shall have occurred and be continuing:

                      (i) a default in the performance or observance by the
                  Companies of any covenant or agreement made by it under this Underwriting Agreement or any other Transaction Document to which they are a party; or

                      (ii) proceedings shall have been commenced against either
                  of the Companies or the Trustee under any Brazilian, United States, Cayman Islands or other bankruptcy act or other foreign, federal or state law relating to bankruptcy or insolvency or laws relating to the relief of debtors, readjustments of indebtedness, reorganizations, arrangements, compositions or extensions, or appointing a receiver or decreeing or ordering the winding up or liquidation of the affairs of either Company or the Trustee or similar proceedings for any relief which includes or might result in, any material modification of the obligations of either Company or the Trustee hereunder or under the applicable Transaction Documents; or

                      (iii) either Company or the Trustee shall have instituted
                  proceedings to be adjudicated insolvent or a bankrupt or shall have consented to the institution of bankruptcy or insolvency proceedings against it or shall have filed a petition or answer or consent seeking reorganization or relief under any Brazilian, United States, Cayman Islands or other bankruptcy act or any other federal or state law relating to bankruptcy or insolvency or shall have consented to the appointment of a receiver or shall have made an assignment for the benefit of creditors or shall have admitted in writing its inability to pay its debts.

                  (n) Subsequent to the date hereof and on or prior to the Closing Date or, if earlier, the dates as of which information is given in the Final Offering Document (exclusive of any amendment or supplement thereto), there shall not have been (i) any material change or decrease in any of the financial line items specified in the letter or letters referred to in paragraph (e) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), prospects, earnings, business or properties of the Companies and their subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth or contemplated in the Final Offering Document (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the judgment of the Underwriter, so material and adverse as to make it impractical or inadvisable to market the Notes as contemplated by the Final Offering Document (exclusive of any amendment or supplement thereto).

                  (o) The Underwriter shall have received from Cleary, Gottlieb, Steen & Hamilton, special United States counsel to the Companies, an opinion (including a disclosure letter covering the Final Offering Document), dated the Closing Date and addressed to the Underwriter, in form and substance reasonably acceptable to the Underwriter.

                  (p) The Underwriter shall have received from Walkers, Cayman Islands counsel to the Companies, an opinion, dated the Closing Date and addressed to the Underwriter, in form and substance reasonably acceptable to the Underwriter.

                  (q) The Underwriter shall have received an opinion (including a disclosure opinion covering the Final Offering Document) of internal counsel to Petrobras, dated the Closing Date and addressed to the Underwriter, in form and substance reasonably acceptable to the Underwriter.

                  (r) The Underwriter shall have received an opinion of Pryor, Cashman, Sherman & Flynn LLP, external New York counsel to the Trustee, dated the Closing Date and addressed to the Underwriter, in form and substance reasonably acceptable to the Underwriter.

                  (s) The Underwriter shall have received an opinion (including a disclosure opinion covering the Final Offering Document) of Machado, Meyer, Sendacz e Opice, special Brazilian counsel for the Underwriter, in form and substance reasonably acceptable to the Underwriter (it being understood that the Companies shall have furnished to such counsel such documents as they request for the purposes of enabling them to pass on such matters).

                  (t) The Underwriter shall have received an opinion (including a disclosure opinion covering the Final Offering Document) from Shearman & Sterling, special United States counsel to the Underwriter, in form and substance reasonably acceptable to the Underwriter, dated the Closing Date and addressed to the Underwriter, and the Companies shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

                  (u) Prior to the Closing Date, the Companies shall have furnished to the Underwriter such further information, certificates and documents as the Underwriter may reasonably request.

                  (w) None of the events contemplated in Section 9 of this Underwriting Agreement shall have occurred.

                  If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Underwriting Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Underwriting Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Underwriter and counsel for the Underwriter, this Underwriting Agreement and all obligations of the Underwriter hereunder may be canceled at, or at any time prior to, the Closing Date by the Underwriter. Notice of such cancellation shall be given to PIFCo in writing or by telephone or facsimile confirmed in writing.

                  The documents required to be delivered by this Section 6 will be delivered at the office of counsel for the Underwriter, at 599 Lexington Avenue, New York, N.Y. 10022, on the Closing Date.

                  SECTION 7. Reimbursement of Expenses. If the sale of the Notes provided for herein is not consummated because any condition to the obligations of the Underwriter set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 9 hereof or because of any refusal, inability or failure on the part of either of the Companies to perform any agreement herein or comply with any provision hereof other than by reason of a default by the Underwriter, the Companies will reimburse the Underwriter on demand for all properly documented out-of-pocket expenses (including the fees and disbursements of counsel) that shall have been incurred by it in connection with the proposed purchase and sale of the Notes; provided, however that if the Underwriter resigns without having good commercial reasons for resigning (having regard to good international capital markets practice), then the Companies shall be under no obligation to reimburse such expenses. The Companies' liability to the Underwriter under this Section 7 is joint and several.

                  SECTION 8. Indemnification and Contribution. (a) The Companies agree to indemnify and hold harmless the Underwriter, the directors, officers, employees and agents of the Underwriter and each person who controls the Underwriter within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in (A) the Registration Statement at the effective date thereof and as of the date of any amendment thereof or supplement thereto or, (B) the Final Offering Document, or in any amendment thereof or supplement thereto, in each case as of the date thereof, the Closing Date (including, for this purpose, documents incorporated by reference therein), the date of any amendment thereof or supplement thereto and as of any date delivery thereof is required under applicable law or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and agrees to reimburse each such indemnified party, as incurred, for any properly documented legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Companies will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made in the Final Offering Document, or in any amendment thereof or supplement thereto, in reliance upon and in conformity with written information relating to the Underwriter furnished to the Companies by or on behalf of the Underwriter specifically for inclusion therein (which shall consist of solely of the information in the first and sixth paragraphs under the captions "Plan of Distribution" in the Final Prospectus Supplement). This indemnity agreement will be in addition to any liability which the Companies may otherwise have.

                  (b) The Underwriter agrees to indemnify and hold harmless the Companies, each of their directors, officers, employees and agents, and each person who controls the Companies within the meaning of either the Securities Act or the Exchange Act, to the same extent (subject to the proviso set forth below) as the foregoing indemnity from the Companies to the Underwriter, but only with reference to written information relating to the Underwriter furnished to the Companies by or on behalf of the Underwriter specifically for inclusion in the Final Offering Document (or in any amendment or supplement thereto) provided that the Underwriter's aggregate liability to the parties set forth above shall in no event exceed the amount of the Selling Commission. This indemnity agreement will be in addition to any liability which the Underwriter may otherwise have.

                  (c) Promptly after receipt by an indemnified party under this
Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless (x) such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party, and
(y) the indemnifying party confirms in writing its indemnification obligations hereunder with respect to such settlement, compromise or judgment.

                  (d) In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Companies and the Underwriter agrees to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively, "Losses") to which the Companies and the Underwriter may be subject in such proportion as is appropriate to reflect the relative benefits received by the Companies (on the one hand) and by the Underwriter (on the other) from the offering of the Notes. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Companies and the Underwriter shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Companies (on the one hand) and of the Underwriter (on the other) in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. Benefits received by the Companies shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by PIFCo, and benefits received by the Underwriter shall be deemed to be equal to the total amount of the Underwriter's Selling Commission. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Companies (on the one hand) or the Underwriter (on the other), the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Each of the Companies and the Underwriter agrees that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriter were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in subsection (c) above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls the Underwriter within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee and agent of the Underwriter shall have the same rights to contribution as the Underwriter, and each person who controls either of the Companies within the meaning of either the Securities Act or the Exchange Act and each officer and director of either of the Companies shall have the same rights to contribution as the Companies, subject in each case to the applicable terms and conditions of this paragraph (d). Notwithstanding the provisions of this Section 8, the Underwriter shall not be required to contribute any amount in excess of the amount by which the Underwriter's total Selling Commission exceeds the amount of any damage which the Underwriter has otherwise been required to pay by reason of such untrue statement or alleged untrue statement or omission or alleged omission.

                  (e) The liability of each of the Companies under this Section 8 is joint and several.

                  SECTION 9. Termination. This Underwriting Agreement shall be subject to termination in the absolute discretion of the Underwriter, by notice given to the Companies prior to delivery of and payment for the Notes, if at any time prior to such time (i) trading in any of the Companies' securities shall have been suspended by the Sao Paulo Stock Exchange or trading in securities generally on the New York Stock Exchange or the Sao Paulo Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either such exchanges, or (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or by the relevant banking authorities in Brazil or the Cayman Islands or if any material disruption in commercial banking or securities settlement or clearance services shall have occurred, or (iii) any downgrading shall have occurred in either of the Companies' corporate credit rating or the rating accorded either of the Companies' debt securities by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Securities Act) or if any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Companies debt securities, or (iv) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Brazil of a national emergency or war or other calamity (including any terrorist act) or any crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Underwriter, impracticable or inadvisable to proceed with the offering or delivery of the Notes as contemplated by the Final Offering Document (exclusive of any amendment or supplement thereto).

                  SECTION 10. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of each of the Companies or their officers and of the Underwriter set forth in or made pursuant to this Underwriting Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriter or the Companies or any of the officers, directors or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Notes. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Underwriting Agreement.

                  SECTION 11. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to Bear, Stearns & Co. Inc., will be mailed, delivered or telefaxed to Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179, Attention: Emerging Markets Debt Capital Market (with a copy, which shall not constitute notice under this Underwriting Agreement, to the Legal and Compliance Department of Bear, Stearns & Co. Inc. at the same address); if sent to PIFCo, will be mailed, delivered or telefaxed to PIFCo, Avenida Republica do Chile 65, Rio de Janeiro, RJ 20035-900, Brazil, 20035-901, Attention: Wilson de Oliveira Senna, Financings, Leasing and Corporate Loans Manager Administration, or, if sent to Petrobras, will be mailed, delivered or telefaxed to Petrobras, Avenida Republica do Chile 65, Rio de Janeiro, RJ 20035-900, Brazil, 20035-901, Attention: Wilson de Oliveira Senna, Financings, Leasing and Corporate Loans Manager Administration.

                  SECTION 12. Successors. This Underwriting Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in
Section 8 hereof, and, except as expressly set forth in Section 5(h) hereof, no other person will have any right or obligation hereunder.

                  SECTION 13. Jurisdiction. Each of PIFCo, Petrobras and the Underwriter agrees that any suit, action or proceeding against them, arising out of or based upon this Underwriting Agreement or the transactions contemplated hereby, may be instituted in any State or federal court in the Borough of Manhattan, City of New York, New York, or in the competent courts of their own corporate domiciles with respect to actions brought against any of them as a defendant, and waive any objection which they may now or hereafter have to the laying of venue of any such proceeding and any right to which any of them may be entitled on account of places of residence or domicile, and irrevocably submit to the jurisdiction of such courts in any suit, action or proceeding. The Companies have appointed the New York office of Petrobras, located at 570 Lexington Avenue, 43rd Floor, New York, New York 10022 as its authorized agent (the "Authorized Agent") upon whom process may be served in any suit, action or proceeding arising out of or based upon this Underwriting Agreement or the transactions contemplated herein which may be instituted in any State or federal court in the City of New York, New York, by the Underwriter, the directors, officers, employees and agents of the Underwriter, or by any person who controls any of the Underwriter, and expressly accepts the jurisdiction of any such court in respect of any such suit, action or proceeding. The Companies hereby represent and warrant that the Authorized Agent has accepted such appointments and has agreed to act as said agent for service of process, and the Companies agree to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Subject to applicable law, service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon each of the Companies.

                  SECTION 14. Governing Law. This Underwriting Agreement will be governed by and construed in accordance with the laws of the State of New York.

                  SECTION 15. Currency. Each reference in this Underwriting Agreement to U.S. dollars is of the essence. To the fullest extent permitted by law, the obligation of PIFCo in respect of any amount due under this Underwriting Agreement will, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in U.S. dollars that the party entitled to receive such payment may, in accordance with its normal procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such party receives such payment. If the amount in U.S. dollars that may be so purchased for any reason falls short of the amount originally due, the applicable Company will pay such additional amounts, in U.S. dollars, as may be necessary to compensate for the shortfall. Any obligation of the Companies not discharged by such payment will, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.

                  SECTION 16. Waiver of Immunity. This Underwriting Agreement, the other Transaction Documents and any other documents delivered pursuant hereto or thereto, and any actions taken hereunder or thereunder, constitute commercial acts by each of the Companies. Each of the Companies irrevocably and unconditionally and to the fullest extent permitted by law, waives, and agrees not to plead or claim, any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) for itself of any of its property, assets or revenues wherever located with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Underwriting Agreement, the other Transaction Documents, or any document delivered pursuant hereto or thereunder, in each case for the benefit of each assigns, it being intended that the foregoing waiver and agreement will be effective, irrevocable and not subject to withdrawal in any and all jurisdiction, and, without limiting the generality of the foregoing, agrees that the waivers set forth in this Section 16 shall have the fullest scope permitted under the United States Foreign Sovereign Immunities Act of 1976 and are intended to be irrevocable for the purposes of such act.

                  SECTION 17. Counterparts. This Underwriting Agreement may be executed in one or more counterparts (including via telecopier), each of which shall constitute an original and all of which together shall constitute one and the same instrument.

                  SECTION 18. Entire Agreement. This Underwriting Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof.

                  SECTION 19. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

                  [Remainder of page intentionally left blank]

                  If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this Underwriting Agreement and your acceptance shall represent a binding agreement among PIFCo, Petrobras and the Underwriter.

                                    Very truly yours,

                                    PETROBRAS INTERNATIONAL FINANCE COMPANY

                                    By: /s/ Joseph Vieira
                                        ----------------------------------------
                                        Name:  Joseph Vieira
                                        Title: Assistant Finance Manager

                                    PETROLEO BRASILEIRO S.A. --PETROBRAS

                                    By: /s/ Joseph Vieira
                                        ----------------------------------------
                                        Name:  Joseph Vieira
                                        Title: Assistant Finance Manager


      WITNESSES:

      1.  /s/ Manuel Silva
          ----------------------
          Name: Manuel Silva


      2.  /s/ Harry Li
          ----------------------
          Name: Harry Li

STATE OF NEW YORK.         )
                           ) ss:
COUNTY OF NEW YORK         )



   On this 11th day of September, 2003, before me personally came Joseph Vieira to me known, who, being by me duly sworn, did depose and say that he is the Assistant Finance Manager of Petroleo Brasileiro S.A. - Petrobras and the Assistant Finance Manager of Petrobras International Finance Company - PIFCo, each a corporation described in and which executed the foregoing instrument and acknowledges said instrument to be the free act and deed of said entities.



   On this 11th day of September, 2003, before me personally came
Manuel Silva and Harry Li to me personally known, who being by me sworn, did depose and say that they signed their names to the foregoing instrument as witnesses.



[Notarial Seal]

                                                     /s/ Michael Tonkinson
                                                     -----------------
                                                     Notary Public
                                                     COMMISSION EXPIRES

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

BEAR, STEARNS & CO. INC.

By:  /s/ Ajata Madiratta
     ----------------------
     Name:  Ajata Madiratta
     Title: Managing Director


      WITNESSES:

      1.  /s/ Rohit Gajendragadkar
          ----------------------
          Name: Rohit (Gadkar) Gajendragadkar


      2.  /s/ Robson Galiano
          ----------------------
          Name: Robson Galiano

STATE OF NEW YORK.         )
                           ) ss:
COUNTY OF NEW YORK         )


   On this 11th day of September 2003 before me, a notary public within and for said county, personally appeared Ajata Madiratta and _____________, to me personally known who being duly sworn, did say that they are each a Managing Director and a _______________, respectively of Bear, Stearns & Co. Inc., one of the persons described in and which executed the foregoing instrument, and acknowledge said instrument to be the free act and deed of said corporation.



   On this 11th day of September, 2003, before me personally came Rohit Gajendragadkar and Robson Galiano to me personally known, who being by me sworn, did depose and say that they signed their names to the foregoing instrument as witnesses.



[Notarial Seal]

                                                     /s/ Michael Tonkinson
                                                     ---------------------
                                                     Notary Public
                                                     COMMISSION EXPIRES

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo


                                By:  /s/ Daniel Lima de Oliveira
                                     -------------------------------------------
                                Name:  Daniel Lima de Oliveira
                                Title: Financial Manager

Date: September 19, 2003